

Corey Epstein · 2nd

Founder, Chief Innovation Officer @ Voyage SMS + Founder @ DSTLD

Los Angeles, California, United States · 500+ connections ·

Contact info

 **Voyage SMS**

 **UCLA Anderson Sch Management**

Featured

> Any former consultants looking for new opportunities?
>
> -> corey@voyagetext.com
>
> 👍 3

Experience



Founder, Chief Innovation Officer, Board Member
Voyage SMS
Jan 2018 – Present · 2 yrs 11 mos
Greater Los Angeles Area



Member
YEC · Part-time

Apr 2020 – Present · 8 mos
Los Angeles, California, United States



Co-Founder, Board Member
DSTLD
Sep 2012 – Present · 8 yrs 3 mos
Los Angeles

  



Senior Consultant
Deloitte
Aug 2011 – Oct 2012 · 1 yr 3 mos
Los Angeles, CA

Web Designer & Developer
Corey Michael Studio
Aug 2001 – Aug 2009 · 8 yrs 1 mo
Santa Monica, CA

Education



UCLA Anderson School of Management
MBA, Strategy
2009 – 2011



Loyola Marymount University, College of Business Administration
BBA, Business Law
2007 – 2009
Activities and Societies: Beta Gamma Sigma

Business Law Program Scholar 2009
Magna Cum Laude

Santa Monica College
2006 – 2007



